NEWS

FOR IMMEDIATE RELEASE

STOCK SYMBOL: TSX: RUS, RUS.PR.C

JAMES F. DINNING APPOINTED DIRECTOR OF RUSSEL METALS INC.

TORONTO, CANADA --February 17, 2003 -- Russel Metals Inc. is pleased to announce the appointment of James F. Dinning to the Company's Board of Directors.

Mr. Dinning is Executive Vice-President - TransAlta Corporation, Canada's largest non-regulated electric generation and marketing company. He also serves as Chair and director of a number of corporate and not for profit boards. Prior to TransAlta, Mr. Dinning held several key positions during his 11 years as a member of the legislative assembly in Alberta. Mr. Dinning holds a Bachelors of Commerce degree and a Masters degree in Public Administration from Queen's University. He received an honorary Doctor of Laws degree from the University of Calgary in 2002.

Tony Griffiths, Chairman of the Board, commented, "We are pleased to welcome Mr. Dinning to our Board. Mr. Dinning brings a wealth of experience in the energy sector and business expertise that will make him a valuable contributor to the Company."

Russel Metals is one of the largest metals distribution companies in North America. It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, McCabe Steel, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Brian R. Hedges
Executive Vice President & CFO
Russel Metals Inc.
(905) 819-7401
Website: www.russelmetals.com
E-mail: info@russelmetals.com